Exhibit 3.4

Ordinary Shareholders’ Meeting of
30th November — 1st December 2006

Lists of candidates for the appointment to the Supervisory Board for the financial years 2007-2008-2009

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption.  The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

This is an English translation of the original Italian document. The original version in Italian takes precedence.

List of candidates for the appointment to the Supervisory Board of Intesa Sanpaolo S.p.A. presented by Fondazione Cariplo

		Enrolment with the Register of Auditors and practice in the legal audit of accounts	Independence requirements as set forth by the Corporate Governance Code
1.	Bazoli Giovanni
2.	Ponzellini Gianluca	X	X
3.	Bernheim Antoine
4.	Barel di Sant’Albano Carlo
5.	Bussolotto Pio
6.	Costa Giovanni		X
7.	Dalla Sega Franco	X	X
8.	Ferrero Gianluca	X	X
9.	Ferro Angelo	X	X
10.	Garibaldi Pietro		X
11.	Gianni Fabrizio	X	X
12.	Iozzo Alfonso
13.	Lubatti Giulio	X	X
14.	Pavarani Eugenio	X	X
15.	Sacchi Morsiani Gianguido		X
16.	Targetti Ferdinando		X
17.	Torio Livio	X	X
18.	Zich Rodolfo		X

SUMMARY OF THE CURRICULA OF THE CANDIDATES FOR THE APPOINTMENT TO THE SUPERVISORY BOARD OF INTESA SANPAOLO S.P.A. PRESENTED BY FONDAZIONE CARIPLO

Giovanni Bazoli (Brescia, 1932) Lawyer and University Professor, he taught Administrative law, Institutions of public law and Public law of economics at Università Cattolica in Milano. He is Chairman of Banca Intesa, which he guided uninterruptedly from 1982 (year of establishment of Nuovo Banco Ambrosiano S.p.A.) to date. He is also Chairman of Fondazione Giorgio Cini di Venezia and Mittel S.p.A., Deputy Chairman of Banca Lombarda and of Editrice La Scuola di Brescia. Member of the Board of Directors of Banco di Brescia, of Alleanza Assicurazioni, of FAI and Biblioteca Ambrosiana, Member of the Executive Committee of the Italian Bankers’ Association.

He received a degree “honoris causa” from Università di Macerata and from Università di Udine. Knighted for Services to Industry “Cavaliere del Lavoro” and “Cavaliere di Gran Croce” in Italy and “Officier de la Légion d’Honneur” in France.

Gianluca Ponzellini (Varese, 1947), enrolled with the Order of Accountants of Varese from 1976 and, from 1995, with the National Register of Auditors, as well as with the Register of Technical Consultants at the Court of Varese. From 1980 he exercises independently the activity of chartered accountant and is partner and Chairman of the independent auditing firm “Metodo S.r.l.”; and is current member  of the control boards of certain national and international companies among which: Autogrill S.p.A., De’ Longhi S.p.A., Schema 28 S.p.A., Banca Caboto S.p.A. and ECS International Italia S.p.A.

From 1998 he is Chairman of the Board of Statutory Auditors of Banca Intesa S.p.A.

Antoine Bernheim (Paris, 1924), degree in Law, he received a post lauream specialisation in civil and public law. From 1967 to 2000 he was Senior Partner of Lazard Frères & Cie and from March 2000 to May 2005 associate of Lazard LLC; from 1972 to 1977 he was Chairman of the company La France; from 1981 to 1991 Chairman and Managing Director of Euromarchè; from 1988 to 2001 Deputy Chairman of Mediobanca. From 2002 he is Chairman of the Board of Directors of Assicurazioni Generali where he held various posts since 1973. Currently he is Deputy Chairman of Luis Vuitton Moët Hennessy and Bollorè. He was elevated to the rank of “Grand Officier de la Légion d’Honneur in France and “Grande Ufficiale dell’Ordine al Merito” of the President of the Italian Republic.

Carlo Barel di Sant’Albano (Turin, 1964), after the Bachelor of Arts in International Relations at Brown University, he received an MBA from Harvard Business School. After the first work experiences at Drexel Burnham Lambert, he continued his career in finance, in particular working in investment banking in Latin America at Bear Stearns & Co.  He finally joined the M&A Department at Credit Suisse First Boston in New York, where in 2004, he became Chief Operating Officer for M&A for Europe. From February 2006 he is Managing Director and General Manager of IFIL Investments S.p.A.

Pio Bussolotto (Vicenza, 1936), Managing Director of Sanpaolo IMI from 2002 to 2004, he held the same post in Cardine Banca S.p.A., in Cassa di Risparmio di Padova e Rovigo and in Casse Venete Banca. In Sanpaolo IMI he is Member of the Board of Directors and from 2004 to date he serves on the Executive Committee. In 2001 he was appointed member of the Board of Directors of the National Interbank Deposit Guarantee Fund. In the past he held the post of Member of the Board of Directors of Camera di Commercio Industria Artigianato e Agricoltura of Padova and of Mediovenezie Banca S.p.A.

Giovanni Costa (Feltre, 1942), Full Professor of Organisation and Corporate Strategy at the Faculty of Economics of Università di Padova where is also Chairman of the Specialisation Course in Economics and corporate management. Formerly lecturer at Ca’ Foscari, Sda-Bocconi and, as visiting professor, at Essec in Paris, he was Deputy Rector at Università di Padova. He was member of the Scientific Committee of Entreprise et Personnel in Paris and of the Scientific and Technological Park “Galileo Galilei” in Padova as well as Member of the Association Française pour la Gestion des Ressources Humaines. He is also Member of the General Council of Fondazione Cassa di Risparmio di Padova e Rovigo as well as of the Board of Directors of Sanpaolo IMI Fondi Chiusi Sgr and of Veneto Nanotech.

Franco Dalla Sega (Trento, 1960), Associate Professor of Business Administration at Università Cattolica in Milano, enrolled with the Order of Accountants of Milan and with the National Register of Auditors as well as with the Register of Technical Consultants at the Milan Court. He is Member of the Board of Statutory Auditors of companies within important groups (Gruppo Intesa, Gruppo Beni Stabili, Gruppo Mittel and Gruppo Ras), and in many of these he is Chairman of the Board of Statutory Auditors. Statutory Auditor of Banca Intesa from 1999.

Gianluca Ferrero (Turin, 1963), enrolled with the Order of Accountants of Turin from June 1989 as well as, from 1995, with the National Register of Auditors and with the Register of Technical Consultants at the Court of Turin. Member of the Board of Directors of Banca del Piemonte S.p.A. and, among his various appointments, he is Chairman of the Board of Statutory Auditors of Ifi S.p.A., Luigi Lavazza S.p.A., RCS Produzioni; he is also Statutory Auditor in numerous companies in Turin. From 2005 he is Statutory Auditor of  Sanpaolo IMI S.p.A.

Angelo Ferro (Padua, 1937), Professor of International Economic Policy and Industrial Economic at Università di Verona; enrolled in the Italian National Register of Accountants and in the National Register of Auditors. In addition to performing important academic and institutional activities he is currently Member of the Board of Directors of RCS and Società Cattolica di Assicurazioni di Verona and in the past he also held the post of Director in Banco Ambrosiano Veneto.

Pietro Garibaldi (Turin, 1968), Professor of Economics at Università di Torino, he is director of Collegio Carlo Alberto and in charge of labour studies of Fondazione Rodolfo Debenedetti. In 1996 he received his Ph.D. in Economics at London School of Economics and from  1997 to 1999 he worked as economist in the Research Department of the International Monetary Fund. He was Economic advisor of the Ministry of Finance in 2004 and 2005 and Associate Professor at Università Bocconi di Milano from 2000 to 2004.

Fabrizio Gianni (Rome, 1940), Degree in Law and enrolled with the National Register of Auditors, he is an entrepreneur in the agriculture, construction, hotel and free time sectors. He held administrative posts in various companies, among which Nuovo Banco Ambrosiano and Istituto Bancario Sanpaolo di Torino.

Alfonso Iozzo (Torre di Ruggiero, 1942) he received his degree in Economics and Business Administration from Università di Torino and he started his career at Istituto Bancario San Paolo di Torino in 1961. He was Head of Research, then of the Foreign Network and lastly Deputy General Manager. In 1992 as part of the Bank’s reorganisation, related to the transformation into “Società per Azioni”, he became Joint General Manager and then, in 1995, General Manager of holding Gruppo Bancario Sanpaolo. From February 1995 he was General Secretary of Compagnia di San Paolo, post which he left when appointed Managing Director of Sanpaolo IMI, which is his position to date. In addition to his experience in the Group he held many prestigious assignments such as Deputy Chairman of the Italian Bankers’ Association from 1995 to 1997 and Director of the European Banking Federation from 2001 to 2004. Currently he is also Chairman of Banca Opi S.p.A. and Member of the Board of Directors of Eurizon Financial Group S.p.A.

Giulio Stefano Lubatti (Mondovì, 1947), Dottore Commercialista, enrolled with the Register of Accountants of Turin from 1978 and with the National Register of Auditors, he joined Andersen in 1970, where he developed his professional career as Head of the Banks and Finance Division in Italy. He was partner in charge of the auditing of numerous companies, among which Sanpaolo IMI, Ifi and Ifil. From 1996 to 2002 he was member of the Board of Directors of Arthur Andersen S.p.A., and was appointed Chairman in 2001; in 2002 and 2003 he was member of the Board of Directors of Deloitte & Touche S.p.A.

Eugenio Pavarani (Parma, 1949), Full Professor of Finance and Financial Planning at Università di Parma. Dottore Commercialista, enrolled with the National Register of Accountants. He is author of various publications in the field of finance and credit. We was Member of the Board of Directors of Profingest, of Fondazione Cassa di Risparmio di Parma and Holding Cariparma S.p.A.

From 2000, he is Member of Board of Directors of Banca Intesa and from 2005 he serves as Chairman of Banca Intesa’s Internal Control Committee.

Gianguido Sacchi Morsiani (Scandiano, 1934), Lawyer, Full Professor of administrative law until 1997 and author of numerous publications in the field of law, he conducted studies for the convergence of legislation in Community Countries as expert of the EU Commission. He was Member of the Technical Committee of the Ministry of Finance and Chairman of I.C.C.R.I. as well as Chairman of Cassa di Risparmio in Bologna from 1980 to 2004. From 2002 he is Member of the Board of Directors of Sanpaolo IMI and from 2004 he also serves on the latter’s Executive Committee; currently he is also Chairman of Neos Banca S.p.A.

Ferdinando Targetti (Moltrasio, 1945), he received a degree in Economics and Business Administration in July 1970 at Univeristà Bocconi di Milano. He taught in numerous Italian and foreign universities, among which New York University and University of Paris XIII and conducts an intense scientific and research activity. In July 2001 he was appointed Director of the University’s School of International Studies. He was Member of Boards of Directors of banks (among which Credito Lombardo and Banca Agricola Mantovana) and of companies with public capital, as well as Member of the Lower House in the XIII Legislature.

Livio Torio (Riccione, 1943), is free lance Lawyer, enrolled with the Register of Lawyers from 1978 and with the Register of Auditors from 1991. He holds, among other, the posts of Chairman of the Board of Statutory Auditors of Intesa Mediocredito S.p.A., of Setefi S.p.A., of Finlombarda S.p.A. and of AEM Calore & Servizi S.p.A. and of Statutory Auditor of Banca Intesa S.p.A. from 2005, as well as of CIS S.p.A., of Intesa Holding Asset Management S.p.A., of Cassa di Risparmio di Parma e Piacenza S.p.A. and Fondo Pensioni per il personale Cariplo.

Rodolfo Zich (Turin, 1939), Full Professor at Politecnico di Torino, of which he was member of the Board of Directors from 1981 to 1984 and Rector from 1987 to 2001. He was also Member of the Chairman’s Committee of the Conference of Rectors of Italian Universities from 1987 to 1996 as well as Chairman of TiLab, from 1999 to 2003, and Member of the Board of Directors of Tim S.p.A., from 2001 to 2005. Currently, he is Chairman of “Istituto Superiore Mario Boella sulle Tecnologie dell’Informazione e delle Telecomunicazioni” as well as of Fondazione Torino Wireless. Furthermore, he is Member of the Academy of Sciences of Turin.

List for the appointment to the Supervisory Board of Intesa Sanpaolo S.p.A. presented by Arca Sgr S.p.A.

1.             Rosalba Casiraghi

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Rosalba Casiraghi, born in Milan in 1950, received her degree from Università Bocconi and is enrolled in the National Register of Auditors. After her first work experiences, she undertook entrepreneurial and professional activities by taking on posts of administration and control in industrial, banking, cooperative companies and associations. She is shareholder and director of certain advisory and financial analysis companies. She held posts in the Board of Statutory Auditors of Pirelli and Telecom Italia and is Statutory Auditor of Banca Intesa S.p.A. from 2005.